Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA iyer
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s Q1 FY22 Financial Results

Hyderabad, India, July 27, 2021: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2021. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Revenues	Rs. 4,919 Cr
[Up: 11% YoY; Up: 4% QoQ]

Gross Margin	52.2%
[Q1 FY21: 56.0%; Q4 FY21: 53.7%]

SG&A Expenses	Rs. 1,505 Cr
[Up: 18% YoY; Up: 5% QoQ]

R&D Expenses	Rs. 453 Cr
[9.2% of Revenues]

EBITDA	Rs. 1,019 Cr
[20.7% of Revenues]

Profit before Tax*	Rs. 743 Cr
[Down: 16% YoY; Up: 21% QoQ]

Profit after Tax*	Rs. 571 Cr
[Down: 1% YoY; Up: 58% QoQ]

* Q4 FY21 financials have been adjusted with an additional charge of Rs. 191 Cr ($ 26.25 mn) arising out of the arbitration award in favor of Hatchtech towards the Xeglyze product as an adjusting subsequent event for filing IFRS financials with US SEC in Form 20F on June 30, 2021.

Commenting on the results, Co-Chairman & MD, G V Prasad said “The financial performance of the quarter has been driven by healthy sales growth. I am confident about improving our margins in the upcoming quarters which will be led by the scale up of recent launches, new product launches and productivity. While we continue to sharpen execution in our core business, we are also conducting pilots in areas such as Nutrition, Direct-to-Customer, and Digital Health & Wellness, which can be future growth drivers”.

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.33

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q1 FY22		Q1 FY21		YoY	Q4 FY21		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	662	49,194	594	44,175	11	636	47,284	4
Cost of Revenues	316	23,495	261	19,420	21	295	21,909	7
Gross Profit	346	25,699	333	24,755	4	341	25,375	1
Operating Expenses
Selling, General & Administrative expenses	202	15,045	172	12,786	18	193	14,370	5
Research and Development expenses	61	4,534	54	3,980	14	55	4,094	11
Impairment of non-current assets	-	-	-	-	-	25	1,835	(100)
Other operating income	(7)	(487)	(2)	(118)	313	(8)	(587)	(17)
Results from operating activities	89	6,607	109	8,107	(19)	76	5,663	17
Net finance income	(9)	(652)	(8)	(605)	8	(4)	(318)	105
Share of profit of equity accounted investees	(2)	(166)	(1)	(77)	116	(2)	(179)	(7)
Profit before income tax	100	7,425	118	8,789	(16)	83	6,160	21
Income tax (benefit) / expense	23	1,717	40	2996	(43)	34	2,536	(32)
Profit for the period	77	5,708	78	5,793	(1)	49	3,624	58
Diluted Earnings Per Share (EPS)	0.46	34.34	0.47	34.86	(1)	0.29	21.80	58

As % to revenues	Q1 FY22	Q1 FY21	Q4 FY21
Gross Profit	52.2	56.0	53.7
SG&A	30.6	28.9	30.4
R&D	9.2	9.0	8.7
EBITDA	20.7	26.3	23.8
PBT	15.1	19.9	13.0
PAT	11.6	13.1	7.7

EBITDA Computation

	Q1 FY22		Q1 FY21		Q4 FY21
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	100	7,425	118	8,789	83	6,160
Interest (income) / expense (net)*	(2)	(142)	(4)	(306)	1	75
Depreciation	27	1,973	29	2,120	28	2,089
Amortization	13	932	14	1,020	15	1,080
Impairment	-	-	-	-	25	1,835
EBITDA	137	10,188	156	11,622	151	11,239

*	Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.33

Key Balance Sheet Items

	As on 30th Jun 2021		As on 31st Mar 2021		As on 30th Jun 2020
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	462	34,356	532	39,531	380	28,227
Trade receivables (current & non-current)	823	61,148	669	49,759	650	48,316
Inventories	683	50,771	611	45,412	527	39,148
Property, plant and equipment	789	58,636	768	57,111	729	54,183
Goodwill and Other Intangible assets	535	39,746	541	40,216	619	45,991
Loans and borrowings (current & non-current)	449	33,373	408	30,308	425	31,582
Trade payables	385	28,607	319	23,744	256	19,038
Equity	2,396	1,78,114	2,328	1,73,062	2,176	1,61,748

Revenue Mix by Segment

	Q1 FY22	Q1 FY21	YoY	Q4 FY21	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	41,113	35,075	17	38,737	6
North America	17,390	17,282	1	17,491	(1)
Europe	3,994	3,551	12	3,956	1
India	10,600	6,260	69	8,445	26
Emerging Markets	9,129	7,984	14	8,845	3
Pharmaceutical Services and Active Ingredients (PSAI)	7,540	8,553	(12)	7,915	(5)
Proprietary Products & Others	541	547	(1)	632	(14)
Total	49,194	44,175	11	47,284	4

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COVID portfolio

We continue to play our role in the fight against Covid-19 by acting proactively to bring multiple preventive and curative treatment options, including a vaccine. Some of our major Covid-19 products are:

Sputnik V vaccine: We launched the vaccine in India in May 2021 after receiving Emergency Use Authorization (EUA) in April 2021. We are working with RDIF for ramping up supplies. We are also working with six CMOs in India for manufacturing readiness. We have launched it across 80 cities and 2.5+ Lakh people have been vaccinated so far. We are also working on Sputnik Light, for which Russia phase 3 trials will be leveraged for India approval as per recommendation from SEC.

Remdesivir: We launched it in India and ramped up our supplies in this quarter to meet with the higher demand due to surge of the COVID cases during the second wave in India.

Avigan® (Favipiravir): We launched it in India and also in few other markets.

2-deoxy-D-glucose (2-DG): We developed it in collaboration with DRDO lab and received EUA as adjunct therapy for hospitalized moderate to severe Covid-19 patients. We have launched it in India in June 2021.

Molnupiravir: We are collaborating with 5 other pharmaceutical companies for the clinical trial of the investigational oral anti-viral drug for the treatment of mild Covid-19 in an outpatient setting in India.

Other Covid drugs: We are also working on Baricitinib and several other covid drugs for treatment ranging from mild to severe conditions.

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 41.1 billion:

➢	Year-on-year growth of 17% was driven primarily by branded markets (India and emerging markets) and Europe. The overall growth was on account of new product launches and volume traction in the base business, partly offset by price erosion in some of our products and adverse forex rates.

➢	Sequential growth of 6% driven by higher sales in India. The overall growth was attributable to higher volumes and new product launches, offset partially due to price erosion in certain products.

North America

Revenues from North America at Rs. 17.4 billion:

➢	Year-on-year growth of 1%, driven by launch of new products and increase in volumes of certain of our existing products, which was offset by price erosion in some molecules and adverse forex rates.

➢	Sequential decline of 1%, on account of price erosion in some of our products, partially offset by volume traction and new products launched.

➢	During this quarter, we launched 6 new products. These were Sapropterin Dihydrochloride Powder, Albendazole Tablets, Ertapenem Injection and Icosapent Ethyl Capsules in the US and two products in Canada.

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➢	We filed two new ANDAs during the quarter. As of 30th June 2021, cumulatively 93 generic filings are pending for approval with the USFDA (90 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 93 pending filings, 47 are Para IVs and we believe 24 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.0 billion. Year-on-year growth of 12% and sequential growth of 1% was primarily on account of volume traction in base business and new product launches across our markets, which was partially offset by price erosion.

India

Revenues from India at Rs. 10.6 billion:

➢	Year-on-year growth of 69% and sequential growth of 26% was primarily driven by increase in sales volumes of our existing products, led by increase in sale of covid drugs due to the severe second wave witnessed in India. The growth was also aided by contribution from new product launches and increase in sales prices of our existing products.

➢	We launched six new products during the quarter including Sputnik-V vaccine and 2-deoxy-D-glucose for covid. We also launched Curhealth™, a nutritional health mix for building immunity.

Emerging Markets

Revenues from Emerging Markets at Rs. 9.1 billion. Year-on-year growth of 14% and sequential growth of 3%:

➢	Revenues for Russia at Rs. 3.5 billion. Year-on-year growth of 8% was on account of increase in volumes and sales prices in our existing products and new products launches. Sequential decline of 13% was on account of lower volumes, offset partly by increase in sales price of certain products and new products launched.

➢	Revenues from other CIS countries and Romania at Rs. 1.4 billion. Year-on-year growth of 4% driven by new product launches, offset partially by a reduction in sales volumes and prices of certain of our existing products. Sequential decline of 24% was on account of reduction in volumes and price of some of our existing products, offset partly by new products launched.

➢	Revenues from Rest of World (RoW) territories at Rs. 4.2 billion. Year-on-year growth of 25% and sequential growth of 43% was largely attributable to new products launched and volume traction in our base business, partially offset by a reduction in sales prices of some of our products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.5 billion. Year-on-year decline of 12% and sequential decline of 5%.

➢	The decline was on account of a decrease in sales volumes and prices of our existing products, partially offset by new products launched. Year-on-year was also impacted due to customer stocking up in last year.

➢	During the quarter we filed DMFs for two products in the US.

Proprietary Products (PP) & Others

Revenues from PP & Others at Rs. 541 million. Year-on-year growth of 1% and sequential decline of 14%.

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Income Statement Highlights:

➢	Gross profit margin for the year at 52.2%:

-	Decreased by ~380 bps over previous year and by ~150 bps sequentially, majorly on account of price erosion and increase in inventory provisions related to few products. Q1 FY 21 was higher due to higher export incentives and favourable product mix.

-	Gross profit margin for GG and PSAI business segments are at 57.7% and 21.6% respectively.

➢	Selling, general & administrative (SG&A) expenses at Rs. 15.0 billion, increased by 18% on a year-on-year basis and by 5% sequentially. This increase was primarily attributable to investments being done towards marketing of some of our key brands, investments in digitalization and annual increments. The year-on-year increase is also due to additional expenses incurred with the integration of Wockhardt acquired portfolio.

➢	Research & development (R&D) expenses at Rs. 4.5 billion. As % to revenues – Q1 FY22: 9.2% | Q4 FY21: 8.7% | Q1 FY21: 9.0%. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets including development of biosimilars and products pertaining to COVID-19 treatment.

➢	Other operating income at Rs. 487 million compared to Rs. 118 million in Q1 FY21. The increase was on account of certain settlements and other income during the quarter.

➢	Net Finance income at Rs. 652 million compared to Rs. 605 million in Q1 FY21.

➢	Profit before Tax at Rs. 7.4 billion, declined by 16% year-on-year and increased by 21% sequentially.

➢	Profit after Tax at Rs. 5.7 billion. The effective tax rate is 23.1% for the quarter.

➢	Diluted earnings per share is at Rs. 34.34.

Other Highlights:

➢	EBITDA is at Rs. 10.2 billion and the EBITDA margin is 20.7%.

➢	Capital expenditure is at Rs. 3.2 billion.

➢	Free cash-outflow is at Rs. 6.8 billion.

➢	Net cash surplus for the company is at Rs. 451 million as on June 30, 2021. Consequently, net debt to equity ratio is (0.003).

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Earnings Call Details (05:30 pm IST, 08:00 am EDT, July 27, 2021)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.”

The company assumes no obligation to update any information contained herein.

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